                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15)*

                        Dense-Pac Microsystems. Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock. no par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 248719 106
                   ---------------------------------------
                               (CUSIP Number)
                               Jon R. Tandler
                   Isaacson, Rosenbaum, Woods & Levy, P.C.
             633 17th St., #2200, Denver, CO 80202, 303-292-5656
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 18, 1997


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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ).   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 4 Pages

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 248719106                                         Page 2 of 4 Pages
-------------------                                         -----------------


---------------------------------------------------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BeneVenture Founders Risicokapitaalfonds II n.v., in liquidation

---------------------------------------------------------------------------------------------------------------------------

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) ( )
                                                                                                        (b) (x)

---------------------------------------------------------------------------------------------------------------------------

        3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------

        4       SOURCE OF FUNDS*

                       OO

---------------------------------------------------------------------------------------------------------------------------

        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      ( )

---------------------------------------------------------------------------------------------------------------------------

        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Belgium

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                                    7        SOLE VOTING POWER
            NUMBER OF
                                                   0;  see item 5 on attached Introductory Statement
              SHARES               ----------------------------------------------------------------------------------------
                                    8        SHARED VOTING POWER
           BENEFICIALLY
                                   ----------------------------------------------------------------------------------------
          OWNED BY EACH
                                    9        SOLE DISPOSITIVE POWER
            REPORTING
                                                   0; see item 5 on attached Introductory Statement
              PERSON               ----------------------------------------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER
               WITH
---------------------------------------------------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                0; see item 5 on attached Introductory Statement
---------------------------------------------------------------------------------------------------------------------------

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        ( )
---------------------------------------------------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0; see item 5 on attached Introductory Statement
---------------------------------------------------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON

                                  CO
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


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             INTRODUCTORY STATEMENT


         This Amendment No. 15 to Statement on Schedule 13D of BeneVenture Founders Risicokapitaalfonds II n.v. ("BFR-II") is filed with respect to a one-time, private transfer ("Transfer") by BFR-II of all 1,136,613 shares of common stock (the "Shares") of Dense- Pac Microsystems, Inc., a California corporation (the "Company") owned by BFR-II, in connection with the complete and total liquidation of BFR-II.

ITEM 1.  SECURITY AND ISSUER.

         This Statement is filed as to the beneficial ownership of the Shares by BFR-II. The Company's principal business address is 7321 Lincoln Way, Garden Grove, California 92641.

ITEM 2.  IDENTITY AND BACKGROUND.

         BFR-II is a Belgian venture capital firm whose address is Regentlaan 54, B-1000 Brussels, Belgium. During the last 5 years, neither BFR-II nor any of its executive officers, directors or controlling persons, or any such persons ultimately controlling it, have been convicted in a criminal proceeding or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         Not applicable.

         BFR-II is not engaging in any of the actions contemplated by Item No. 4 to Schedule 13D. BRF-II is currently in liquidation. In connection therewith, as partial consideration for the redemption of their respective equity interests in BFR-II, BFR-II is effecting the Transfer to 25 BFR-II shareholders in proportion to their interests in BFR-II.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Prior to the Transfer, BFR-II beneficially owned and had sole voting and investment power over the Shares, or 6.68% of the Company's Common Stock. This percentage ownership is based on information supplied to BFR-II by the Company that the Company has 17,014,181 outstanding shares of Common Stock on August 11, 1997. As a result of the Transfer, BFR-II owns no shares in the Company.

         (c)     BFR-II transferred the Shares on September 18, 1997.

         (d)     Not applicable.

         (e)     September 18, 1997





                              Page 3 of 4 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


BENEVENTURE FOUNDERS RISICOKAPITAALFONDS II n.v., in liquidation


Date:    September 18     , 1997               B. DECORTE
     ---------------------                   -----------------------------------


Date:    September 18      , 1997              F. DONCK
     ---------------------                   -----------------------------------



                       (Signature Page to Amendment to
                      Schedule 13D of the above-entity)





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